EXHIBIT 99.2

Chunghwa Telecom announces its operating results for January 2015

Date of events: 2015/02/10

Contents:

1.	Date of occurrence of the event: 2015/02/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom today announced its unaudited financial results for January 2015. Consolidated revenue was NT$19.33 billion, an increase of 0.1% compared to the corresponding period in 2014. Operating costs and expenses were NT$15.17 billion, a decrease of 0.8% year-over-year. Operating income was NT$4.15 billion, an increase of 3.2% year-over-year. Pretax income was NT$4.31 billion, an increase of 0.9% year-over-year. Net income attributable to shareholders of the parent company was NT$3.57 billion, an increase of 3.1% year-over-year. EPS was NT$0.46. The growth of mobile internet subscriber base resulted in 20.2% growth in mobile value-added service revenue. However, the increase was offset by a 6.7% decrease in mobile voice revenue resulting from VoIP substitution and market competition as well as a 16.3% decrease in handset sales. Therefore, mobile communications business revenue decreased 2.9% year-over-year. Broadband access revenue and HiNet ISP revenue increased 1.5% and 1.1% year-over-year respectively. ICT revenue also increased year-over-year. For traditional fixed line services, local service revenue decreased by 5.9% due to mobile and VOIP substitution. The decrease of operating costs and expenses was mainly attributable to the lower costs of handset sold and maintenance expenses, which offset the increase of ICT project and amortization expenses.

8.	Countermeasures: None

9.	Any other matters that need to be specified: N.A.